Exhibit 99.1

New Found Gold Closes Bought Deal Financing Including Full Exercise of Underwriters’ Over-Allotment Option for Gross Proceeds of $115M

All amounts in Canadian dollars unless otherwise noted

VANCOUVER, British Columbia – April 27, 2026 – New Found Gold Corp. (“New Found Gold” or the “Company”) (TSXV: NFG | NYSE American: NFGC) is pleased to announce that it has closed its previously announced “bought deal” public offering of 38,870,000 common shares of the Company (the “Common Shares”) at a price of $2.96 per Common Share (the “Offering Price”), including the exercise, in full, of the Underwriters’ (as defined below) over-allotment option (the “Over-Allotment Option”) of 5,070,000 Common Shares at the Offering Price per Common Share, for aggregate gross proceeds of $115,055,200 (the “Offering”).

The Offering was completed pursuant to an underwriting agreement, dated April 22, 2026, entered into among the Company and a syndicate of underwriters led by BMO Capital Markets and SCP Resource Finance LP and including Canaccord Genuity Corp., National Bank Financial Inc., Paradigm Capital Inc., Roth Canada, Inc., ATB Cormark Capital Markets, Beacon Securities Limited, CIBC Capital Markets, Desjardins Capital Markets and Stifel Canada (collectively, the “Underwriters”).

Both EdgePoint Investment Group Inc. and Mr. Eric Sprott participated in the Offering with co-lead orders. Mr. Sprott has maintained his approximate 19% shareholdings.

In connection with the closing of the Offering, the Company paid to the Underwriters a cash fee in the aggregate amount of $5,160,441, representing (i) 5.25% of the gross proceeds of the Offering, other than the gross proceeds raised from certain sales pursuant to a president’s list (the “President’s List Sales”); and (ii) 1.0% of the gross proceeds raised from President’s List Sales. BMO Capital Markets, SCP Resource Finance LP, Canaccord Genuity Corp., National Bank Financial Inc., Paradigm Capital Inc., Roth Canada, Inc., ATB Cormark Capital Markets, Beacon Securities Limited, CIBC Capital Markets, Desjardins Capital Markets and Stifel Canada each received $1,967,418, $1,722,297, $245,121, $245,121, $245,121, $245,121, $98,048, $98,048, $98,048, $98,048 and $98,048, respectively.

The net proceeds from the Offering will be used by the Company to advance its 100% owned Queensway Gold Project (“Queensway”) and for general corporate and working capital purposes.

The Common Shares were offered in all of the provinces and territories of Canada, excluding Quebec and Nunavut, by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated May 23, 2025 (the “Base Shelf Prospectus”). The Common Shares were also offered by way of a U.S. prospectus supplement to the Company's base shelf prospectus (the "U.S. Prospectus") forming part of the Company’s registration statement on Form F-10 in the United States. Copies of the Prospectus Supplement, Base Shelf Prospectus, U.S. Prospectus and documents incorporated by reference therein are available electronically on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov under New Found Gold’s issuer profile, as applicable.

The Offering remains subject to the final approval of the TSX Venture Exchange (the “TSXV”).

Certain directors and officers of the Company participated, directly or indirectly, in the Offering along with the Company’s cornerstone investor, Mr. Eric Sprott, who is considered a “related party” of New Found Gold due to his shareholdings (collectively, the “Insiders”). The Insiders’ participation in the Offering constitutes “a related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company has relied on the exemptions from valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of such related party participation.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About New Found Gold

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in Queensway and the Hammerdown Gold Project, which includes the Hammerdown deposit and Pine Cove milling and tailings facilities. The Company is currently focused on advancing its flagship Queensway to production and bringing the Hammerdown deposit into commercial gold production.

In July 2025, the Company completed a PEA at Queensway (see New Found Gold press release dated July 21, 2025). Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential that covers a +110 km strike extent along two prospective fault zones at Queensway.

Throughout 2025, New Found Gold built a new board of directors and management team and has a solid shareholder base which includes cornerstone investor Eric Sprott. The Company is focused on growth and value creation.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold contact us through our investor inquiry form on our website or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 775-2700

Email: contact@newfoundgold.ca

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Keith Boyle, P.Eng., CEO, and a Qualified Person as defined under NI 43-101. Mr. Boyle consents to the publication of this press release by New Found Gold. Mr. Boyle certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This press release contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including statements regarding the Offering, the use of proceeds of the Offering; the approval by the TSXV of the Offering; the Company’s focus on advancing Queensway to production and bringing the Hammerdown deposit into commercial gold production; and the Company’s focus on growth and value creation. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “encouraging”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV and NYSE American LLC , the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s Discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca and on the website of the United States Securities and Exchange Commission at www.sec.gov for a more complete discussion of such risk factors and their potential effects.